Filed Pursuant to Rule 433

Registration No. 333-191021

Term Sheet

December 7, 2015

Issuer:	American Honda Finance Corporation

Security:	Fixed Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A1 (stable outlook) Standard & Poor’s Ratings Services: A+ (stable outlook)

ISIN / Common Code / CUSIP:	XS1332737862 / 133273786 / 026657 AF3

Trade Date:	December 7, 2015

Original Issue Date:	December 14, 2015

Stated Maturity Date:	October 14, 2022

Principal Amount:	£250,000,000

Benchmark Government Security:	UKT 1.75% due September 7, 2022

Benchmark Government Security Yield:	1.507% (semi-annual)

Spread to Benchmark Government Security:	+115 bps

Re-Offer Yield:	2.657% (semi-annual)

2.675% (annual)

Price to Public:	99.698%

Commission:	0.400%

Net Proceeds to Issuer:	99.298% / £248,245,000

Interest Rate:	2.625% per annum, plus accrued interest, if any, from December 14, 2015

All-in Yield:	2.740%

Interest Payment Frequency:	Annual

Interest Payment Dates:	Each October 14, beginning October 14, 2016 (short first coupon), and at Maturity

Day Count Convention:	Actual/Actual (ICMA)

Currency of Payment:	All payments of principal of, premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be payable in Sterling, or, if the United Kingdom adopts euro as its lawful currency, in euro.

Payment of Additional Amounts	Yes, as provided in the preliminary pricing supplement dated December 7, 2015 (the “Preliminary Pricing Supplement”).

Redemption for Tax Reasons:	Yes, as provided in the Preliminary Pricing Supplement.

Optional Redemption:	Comparable Government Bond Rate +20 bps, plus unpaid interest, if any, thereon accrued to but excluding the redemption date, as provided in the Preliminary Pricing Supplement.

Listing:	Application will be made to list the Notes on the New York Stock Exchange although the Issuer cannot guarantee such listing will be obtained.

Business Day Convention:	If any Interest Payment Date, the Stated Maturity Date or earlier redemption date falls on a day that is not a Business Day, the related payment will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date, the Stated Maturity Date or such redemption date, as the case may be, to the date of such payment on the next succeeding Business Day.

Record Dates:	15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Trustee and Paying Agent:	Deutsche Bank Trust Company Americas

Registrar and Transfer Agent:	Deutsche Bank Trust Company Americas

Business Days:	Any day, other than a Saturday or Sunday, (i) which is not a day on which banking institutions in the City of New York or London are authorized or required by law, regulation or executive order to close and (ii) in the event that any payment of principal of, and premium, if any, and interest on, the Notes is to be made in euro, on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system (the TARGET system) or any successor thereto, is open.

Minimum Denominations:	£100,000 and £1,000 increments thereafter

Joint Book-Running Managers:	Barclays Bank PLC Deutsche Bank AG, London Branch

Co-Managers:	BNP Paribas Citigroup Global Markets Limited J.P. Morgan Securities plc Mitsubishi UFJ Securities International plc Société Générale

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the Preliminary Pricing Supplement, the prospectus supplement dated August 10, 2015 and the related prospectus dated September 5, 2013; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the Preliminary Pricing Supplement or the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus, prospectus supplement, the Preliminary Pricing Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request it by contacting Barclays Bank PLC toll-free at 1-888-603-5847 or Deutsche Bank AG, London Branch toll-free at 1-800-503-4611 (or via email at synops@list.db.com).

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